[LETTERHEAD OF OMNICARE, INC.]

VIA EDGAR

June 16, 2010

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
Washington, D.C. 20549

Re:	Omnicare, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Definitive Proxy on Schedule 14A filed April 22, 2010
File No. 001-08269

Dear Mr. Riedler:

As our counsel advised a member of the Staff by telephone, given the travel schedules of various individuals, in order to respond appropriately to the Staff's comment letter dated June 3, 2010, Omnicare, Inc. will require additional time to complete its response to that letter.  We are planning to submit our response on or before July 1, 2010.

If you have any questions regarding the foregoing, please call the undersigned at (859) 392-9068.  Thank you for your cooperation in this matter.

Very truly yours,

/s/ John L.Workman

John L. Workman
Executive Vice President
    and Chief Financial Officer
Omnicare, Inc.